July 24, 2025

Berndt Modig
Chief Executive Officer
Pharvaris N.V.
Emmy Noetherweg 2
2333 BK Leiden
The Netherlands

       Re: Pharvaris N.V.
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-40010
Dear Berndt Modig:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2024
Item 4. Information on the Company
B. Business Overview, page 44

1. We note your inclusion of a molecule named "PHAXXX" for an undisclosed indication in your pipeline table on page 47. In future filings, please clarify if this
       refers to a specific molecule you are currently developing or if it is a placeholder for future programs in early development. If it does refer to a specific molecule, please revise future filings to provide more fulsome disclosure related to this molecule, including the intended indication and any development steps you have undertaken. To the extent it is a placeholder, tell us why it is sufficiently material to your business to warrant inclusion in your pipeline table. Alternatively, remove any programs that are not currently material to your business from your pipeline table in future filings.
 July 24, 2025
Page 2
Item 5. Operating and Financial Review and Prospects
Research and development expenses, page 87

2. We note that during 2024 both of your product candidates IR and XR began Phase 3 clinical trials. Please tell us and revise future filings to disclose the costs incurred during each period presented for each of your key research and development product candidates. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project in future filings.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences